CNA Center Chicago IL 60685–0001	D. Craig Mense Executive Vice President and Chief Financial Officer Telephone 312-822-1222 Facsimile 312-822-2004 Internet craig.mense@cna.com

July 14, 2006

Ms. Ibolya Ignat

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

CNA Financial Corporation (the “Company” or “CNA”)
Comment Letter dated April 21, 2006 (the “Comment Letter”)
Form 10-K for fiscal year ended December 31, 2005
Filed on March 8, 2006
File No. 001-05823

 VIA EDGAR FILING AND FACSIMILE TRANSMISSION – 202-772-9217

Dear Ms. Ignat:

This letter contains our responses to the Staff’s follow-up comments (received verbally from you on June 7, 2006) to our May 17, 2006 letter responding to the Staff’s April 21, 2006 comment letter. We are filing these responses on July 14, 2006 pursuant to your conversation with Robert Mann of CNA on July 7, 2006. Our responses, as set forth below, are organized by reference to numbers used in the follow-up comments. For convenience, the Staff’s follow-up comments have been repeated herein and are followed by our respective responses.

1.

In reference to your response to comment 1 of your letter dated May 17, 2006, in addition to the information that you have proposed related to your reserves, please provide the following additional discussions and address specifically the key assumptions and the effects that these key assumptions have on your reserves:

a.	Please identify and describe those key assumptions that materially affect the estimate for reserves for losses and loss adjustment expenses. In addition, please disclose the following:

1.	For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.

2.

Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserves given the historical reserve changes, current trends, and/or other factors observed in 1. above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent assumptions.

b.

In order to show investors the potential variability in the most recent estimate of your loss reserves, quantify and present, preferably in a tabular format, the effect that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes that the scenarios quantified are reasonably likely.

Company Response

Our May 17, 2006 letter responding to the Staff’s April 21, 2006 comment letter provided additional information regarding the key judgments that are an essential part of estimating loss reserves. In response to the Staff’s follow-up comments, we have added information to our May 17 response. We believe this additional information clarifies management’s approach to estimating loss reserves for the Company and provides useful information to investors consistent with the Staff’s comments. In addition, our future filings will integrate this information including an explanation of material changes in key assumptions. The following is the May 17 response with changes.

In developing loss and loss adjustment expense (“loss” or “losses”) reserve estimates, the Company’s actuaries perform detailed reserve analyses that are staggered throughout the year. The data is organized at a “product” level. A product can be a line of business covering a subset of insureds such as commercial automobile liability for small and middle market customers, it can encompass several lines of business provided to a specific set of customers such as dentists, or it can be a particular type of claim such as construction defect. Every product is analyzed at least once during the year, and many products are analyzed multiple times. The analyses generally review losses gross of ceded reinsurance and apply the ceded reinsurance terms to the gross estimates to establish estimates net of reinsurance. In addition to the detailed analyses, the Company reviews actual losses emerged for all products each quarter.

The detailed analyses use a variety of generally accepted actuarial methods and techniques to produce a number of estimates of ultimate loss. The Company’s actuaries determine a point estimate of ultimate loss by reviewing the various estimates and assigning weight to each estimate given the characteristics of the product being reviewed. The reserve estimate is the difference between the estimated ultimate loss and the losses paid to date. The difference between the estimated ultimate loss and the case incurred loss (paid loss plus case reserve) is IBNR (incurred but not reported). IBNR calculated as such includes a provision for development on known cases (supplemental development) as well as a provision for claims that have occurred but have not yet been reported (pure IBNR).

Most of the Company’s business can be characterized as long-tail. For long-tail business, it will generally be several years between the time the business is written and the time when all claims are settled. The Company’s long-tail exposures include commercial automobile liability, workers compensation, general liability, medical malpractice, other professional liability coverages, assumed reinsurance run-off, and products liability. Short-tail exposures include property, commercial automobile physical damage, marine and warranty. Each of the Company’s property/casualty segments, Standard Lines, Specialty Lines and Corporate and Other Non-Core, contain both long-tail and short-tail exposures.

The methods used to project ultimate loss for both long-tail and short-tail exposures include, but are not limited to, the following:

•	Paid Development,
•	Incurred Development,
•	Loss Ratio,
•	Bornhuetter-Ferguson Using Premiums and Paid Loss,
•	Bornhuetter-Ferguson Using Premiums and Incurred Loss, and
•	Average Loss.

The paid development method estimates ultimate losses by reviewing paid loss patterns and applying them to accident years with further expected changes in paid loss. Selection of the paid loss pattern requires analysis of several factors including the impact of inflation on claims costs, the rate at which claims professionals make claim payments and close claims, the impact of judicial decisions, the impact of underwriting changes, the impact of large claim payments, and other factors. Claim cost inflation itself requires evaluation of changes in the cost of repairing or replacing property, changes in the cost of medical care, changes in the cost of wage replacement, judicial decisions, legislative changes, and other factors. Because this method assumes that losses are paid at a consistent rate, changes in any of these factors can impact the results. Since the method does not rely on case reserves, it is not directly influenced by changes in the adequacy of case reserves.

For many products, paid loss data for recent periods may be too immature or erratic for accurate predictions. This situation often exists for long-tail exposures. In addition, changes in the factors described above may result in inconsistent payment patterns. Finally, estimating the paid loss pattern subsequent to the most mature point available in the data analyzed often involves considerable uncertainty for long-tail products such as workers compensation.

The incurred development method is similar to the paid development method, but it uses case incurred losses instead of paid losses. Since the method uses more data (case reserves in addition to paid losses) than the paid development method, the incurred development patterns may be less variable than paid patterns. However, selection of the incurred loss pattern requires analysis of all of the factors above. In addition, the inclusion of case reserves can lead to distortions if changes in case reserving practices have taken place, and the use of case incurred losses may not eliminate the issues associated with estimating the incurred loss pattern subsequent to the most mature point available.

The loss ratio method multiplies premiums by an expected loss ratio to produce ultimate loss estimates for each accident year. This method may be useful if loss development patterns are inconsistent, losses emerge very slowly, or there is relatively little loss history from which to estimate future losses. The selection of the expected loss ratio requires analysis of loss ratios from earlier accident years or pricing studies and analysis of inflationary trends, frequency trends, rate changes, underwriting changes, and other applicable factors.

The Bornhuetter-Ferguson using premiums and paid loss method is a combination of the paid development approach and the loss ratio approach. The method normally determines expected loss ratios similar to the approach used to estimate the expected loss ratio for the loss ratio method and requires analysis of the same factors described above. The method assumes that only future losses will develop at the expected loss ratio level. The percent of paid loss to ultimate loss implied from the paid development method is used to determine what percentage of ultimate loss is yet to be paid. The use of the pattern from the paid development method requires consideration of all the factors listed in the description of the paid development method. The estimate of losses yet to be paid is added to current paid losses to estimate the ultimate loss for each year. This method will react very slowly if actual ultimate loss ratios are different from expectations due to changes not accounted for by the expected loss ratio calculation.

The Bornhuetter-Ferguson using premiums and incurred loss method is similar to the Bornhuetter-Ferguson using premiums and paid loss method except that it uses case incurred losses. The use of case incurred losses instead of paid losses can result in development patterns that are less variable than paid patterns. However, the inclusion of case reserves can lead to distortions if changes in case reserving have taken place, and the method requires analysis of all the factors that need to be reviewed for the loss ratio and incurred development methods

The average loss method multiplies a projected number of ultimate claims by an estimated ultimate average loss for each accident year to produce ultimate loss estimates. Since projections of the ultimate number of claims are often less variable than projections of ultimate loss, this method can provide more reliable results for products where loss development patterns are inconsistent or too variable to be relied on exclusively. In addition, this method can more directly account for changes in coverage that impact the number and size of claims. However, this method can be difficult to apply to situations where very large claims or a substantial number of unusual claims result in volatile average claim sizes. Projecting the ultimate number of claims requires analysis of several factors including the rate at which policyholders report claims to the Company, the impact of judicial decisions, the impact of underwriting changes, and other factors. Estimating the ultimate average loss requires analysis of the impact of large losses and claim cost trend based on changes in the cost of repairing or replacing property, changes in the cost of medical care, changes in the cost of wage replacement, judicial decisions, legislative changes, and other factors.

For other more complex products where the above methods may not produce reliable indications, the Company uses additional methods tailored to the characteristics of the specific situation. Such products include construction defect losses and asbestos, pollution, and mass tort (APMT).

For construction defect losses, the Company’s actuaries organize losses by report year. Report year groups claims by the year in which they were reported. To estimate losses from claims that have not been reported, various extrapolation techniques are applied to the pattern of claims that have been reported to estimate the number of claims yet to be reported. This process requires analysis of several factors including the rate at which policyholders report claims to the Company, the impact of judicial decisions, the impact of underwriting changes, and other factors. An average claim size is determined from past experience and applied to the number of unreported claims to estimate reserves for these claims. Estimating the average claim size requires analysis of the impact of large losses and claim cost trend based on changes in the cost of repairing or replacing property, changes in the cost of legal fees, judicial decisions, legislative changes, and other factors.

For APMT, the Company regularly monitors its exposures, including reviews of loss activity, regulatory developments and court rulings. In addition, the Company performs a comprehensive ground-up analysis on its exposures annually. The Company’s actuaries, in conjunction with the Company’s specialized claim unit, use various modeling techniques to estimate the Company’s overall exposure to known accounts. The Company’s actuaries use this information and additional modeling techniques to develop loss distributions and claim reporting patterns to determine reserves for accounts that will report APMT exposure in the future.

For many exposures, especially those that can be considered long-tail, a particular accident year may not have a sufficient volume of paid losses to produce a statistically reliable estimate of ultimate losses. In such a case, the Company’s actuaries typically assign more weight to the incurred development method than to the paid development method. As claims continue to settle and the volume of paid loss increases, the actuaries may assign additional weight to the paid development method. For most of the Company’s products, even the incurred losses for accident years that are early in the claim settlement process will not be of sufficient volume to produce a reliable estimate of ultimate losses. In these cases, the Company’s actuaries will not assign any weight to the paid and incurred development methods. The actuaries will use loss ratio, Bornhuetter-Ferguson and average loss methods. For short-tail exposures, the paid and incurred development methods can often be relied on sooner primarily because the Company’s history includes a sufficient number of years to cover the entire period over which paid and incurred losses are expected to change. However, the Company’s actuaries may also use loss ratio, Bornhuetter-Ferguson and average loss methods for short-tail exposures.

Each quarter, the results of the detailed reserve reviews are summarized and discussed with the Company’s senior management to determine the best estimate of reserves. This group considers many factors in making this decision. The factors include, but are not limited to, the historical pattern and volatility of the actuarial indications, the sensitivity of the actuarial indications to changes in paid and incurred loss patterns, the consistency of claims handling processes, the consistency of case reserving practices, changes in the Company’s pricing and underwriting, and overall pricing and underwriting trends in the insurance market. This process results in management’s best estimate which is then recorded as the loss reserve.

Currently, the Company’s reserves are slightly higher than the actuarial point estimate. The Company does not establish a specific provision for uncertainty. For Standard and Specialty Lines, the difference between the Company’s reserves and the actuarial point estimate is due to the two most recent complete accident years. The claim data from these accident years is very immature. The Company believes it is prudent to wait until actual experience confirms that the loss reserves should be adjusted. For Corporate and Other Non-Core, the carried reserve is slightly higher than the actuarial point estimate. While the actuarial estimates for APMT exposures reflect current knowledge, the Company feels it is prudent, based on the history of developments in this area, to reflect some volatility in the carried reserve until the ultimate outcome of the issues associated with these exposures is clearer.

The key assumptions fundamental to the reserving process are often different for various products and accident years. Some of these assumptions are explicit assumptions that are required of a particular method, but most of the assumptions are implicit and can not be precisely quantified. An example of an explicit assumption is the pattern employed in the paid development method. However, the assumed pattern is itself based on several implicit assumptions such as the impact of inflation on medical costs and the rate at which claim professionals close claims. As a result, the effect on reserve estimates of a particular change in assumptions usually can not be specifically quantified, and changes in these assumptions can not be tracked over time.

The Company’s reserves are management’s best estimate. In order to provide an indication of the variability associated with the Company’s net reserves, the following discussion provides a sensitivity analysis that shows the approximate estimated impact of variations in the most significant factor affecting the Company’s reserve estimates for particular types of business. These significant factors are the ones that could most likely materially impact the reserves. This discussion covers the major types of business for which the Company believes a material deviation to the Company’s reserves is reasonably possible. There can be no assurance that actual experience will be consistent with the current assumptions or with the variation indicated by the discussion. In addition, there can be no assurance that other factors and assumptions will not have a material impact on the Company’s reserves.

Within Standard Lines, the two types of business for which the Company believes a material deviation to the Company’s net reserves is reasonably possible are workers compensation and general liability.

For Standard Lines workers compensation, since many years will pass from the time the business is written until all claim payments have been made, claim cost inflation on claim payments is the most significant factor affecting workers compensation reserve estimates. Workers compensation claim cost inflation is driven by the cost of medical care, the cost of wage replacement, expected claimant lifetimes, judicial decisions, legislative changes, and other factors. If estimated workers compensation claim cost inflation increases by one point for the entire period over which claim payments will be made, the Company estimates that its net reserves would increase by approximately $450 million. If estimated workers compensation claim cost inflation decreases by one point for the entire period over which claim payments will be made, the Company estimates that its net reserves would decrease by approximately $400 million. The Company’s net reserves for Standard Lines workers compensation are approximately $3.9 billion.

For Standard Lines general liability, the predominant method used for estimating reserves is the incurred development method. Changes in the cost to repair or replace property, the cost of medical care, the cost of wage replacement, judicial decisions, legislation, and other factors all impact the pattern selected in this method. The pattern selected results in the incurred development factor that estimates future changes in case incurred loss. If the estimated incurred development factor for general liability increases by 15%, the Company estimates that its net reserves would increase by approximately $380 million. If the estimated incurred development factor for general liability decreases by 14%, the Company estimates that its net reserves would decrease by approximately $340 million. The Company’s net reserves for Standard Lines general liability are approximately $4.1 billion.

Within Specialty Lines, the Company believes a material deviation to the Company’s net reserves is reasonably possible for the Professional Liability Insurance (CNA Pro) group. CNA Pro provides professional liability coverages to various professional firms as well as directors and officers (D&O), errors and omissions, employment practices, fiduciary and fidelity coverages. CNA Pro also offers insurance products to serve the healthcare delivery system. The most significant factor affecting CNA Pro reserve estimates is claim severity. Claim severity for CNA Pro is driven by the cost of medical care, the cost of wage replacement, legal fees, judicial decisions, legislation, and other factors. Underwriting and claim handling decisions such as the classes of business written and individual claim settlement decisions can also impact claim severity. If the estimated claim severity for CNA Pro increases by 7%, the Company estimates that CNA Pro net reserves would increase by approximately $250 million. If the estimated claim severity for CNA Pro decreases by 4%, the Company estimates that CNA Pro net reserves would decrease by approximately $140 million. The Company’s net reserves for CNA Pro are approximately $3.4 billion.

Within Corporate and Other Non-Core, the two types of business for which the Company believes a material deviation to the Company’s net reserves is reasonably possible are CNA Re and APMT.

For CNA Re, the predominant method used for estimating reserves is the incurred development method. Changes in the cost to repair or replace property, the cost of medical care, the cost of wage replacement, the rate at which ceding companies report claims, judicial decisions, legislation, and other factors all impact the incurred development pattern for CNA Re. The pattern selected results in the incurred development factor that estimates future changes in case incurred loss. If the estimated incurred development factor for CNA Re increases by 20%, the Company estimates that its net reserves for CNA Re would increase by approximately $170 million. If the estimated incurred development factor for CNA Re decreases by 19%, the

Company estimates that its net reserves would decrease by approximately $150 million. The Company’s net reserves for CNA Re are approximately $1.3 billion.

For APMT, the most significant factor affecting reserve estimates is overall account size trend. Overall account size trend for APMT reflects the combined impact of economic trends (inflation), changes in the types of defendants involved, the expected mix of asbestos disease types, judicial decisions, legislation and other factors. If the estimated overall account size trend for APMT increases by 6 points, the Company estimates that its APMT net reserves would increase by approximately $700 million. If the estimated overall account size trend for APMT decreases by 9 points, the Company estimates that its APMT net reserves would decrease by approximately $450 million. The Company’s net reserves for APMT are approximately $2.0 billion.

2.

Please discuss and quantify the effects that your ceded reinsurance activities had on financial position, results of operations and cash flows for the periods presented. Also discuss changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows. Describe any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, restructuring of reinsurance treaties, or the absence of remaining limits for specific accident years under existing treaties.

Company Response

Our disclosures related to reinsurance on pages 30 to 32 of Management’s Discussion and Analysis and in Note H to the financial statements on pages 119 to 125 of our 2005 Form 10-K were intended to provide investors with an understanding of our use of reinsurance, its impact on our financial statements and any significant changes in our use of reinsurance in the years presented.

As disclosed in our periodic filings, CNA purchased several finite reinsurance treaties from 1999 to 2002, and ceased all new purchases of finite reinsurance after that timeframe. Since the historical impact of the funds withheld finite reinsurance treaties had been quantified and disclosed (see table on page 124), a reader of our financial statements could determine the impact of that change.

On page 31 of MD&A we provided additional specific disclosure of the structure and cost of our catastrophe reinsurance. This reinsurance protection has had a significant impact on our results of operations in 2004 and 2005 because of the impact of the major hurricanes in those periods. In addition, this component of our overall reinsurance program has experienced the most significant cost volatility.

Aside from the changes noted above, CNA has not significantly changed its use of reinsurance or the net exposure retained in the years presented. In addition, we have not encountered any significant problems placing our reinsurance with reinsurance carriers that meet our credit quality standards.

We believe that the disclosures noted above describe the material changes to our reinsurance program in the years presented. In future filings we will provide additional disclosure of any material changes to our use of reinsurance.

3.

In reference to your response to comment 4 of your letter dated May 17, 2006, in addition to the funds withheld disclosures referenced related to these contracts, please provide to us in disclosure-type format an enhanced discussion of your remaining finite contracts. Disclose the amount of these contracts, along with the business reasons and objectives for entering into these types of arrangements. Include a discussion of how the losses attach to these agreements along with a discussion of any other provisions that are not generally included in other reinsurance contracts.

Company Response

In Note H to the financial statements, specifically on pages 122 to 125 of our 2005 Form 10-K, we provided disclosure of the impact of funds withheld finite reinsurance contracts on all periods presented. Per these disclosures, the primary impact on the Company’s results of operations in 2004 was the interest credited on funds withheld balances. In 2005, in addition to the interest credited on funds withheld, results of operations were unfavorably impacted by several commutations and an adverse arbitration ruling. The impact of the significant commutations was separately disclosed on page 31 of Management’s Discussion and Analysis.

The remaining finite reinsurance contracts relate to portions of our property and casualty business for accident years 1999 to 2002. Given the relative maturity of these years and the amount of remaining limit under the contracts, we do not expect to cede a material amount of losses to these contracts in the future.

In future filings, we will expand our disclosures related to the remaining finite reinsurance contracts. The paragraphs that follow reflect the substance of additional disclosures the Company intends to add to its reinsurance disclosures.

As of December 31, 2005 there were 13 ceded reinsurance treaties in force that the Company considers to be finite reinsurance. These treaties provide reinsurance protection for individual accident years 1999 through 2002 on specified portions of the Company’s domestic property and casualty business. All of these contracts are accounted for on a funds withheld basis. The Company has not purchased any reinsurance that it considers to be finite reinsurance in any period subsequent to 2002.

Given the relative maturity of the covered accident years and the amount of remaining limit under the contracts, the Company does not expect to cede a material amount of losses to these contracts in the future. The interest credited on funds withheld will continue until the funds withheld balance is exhausted by ceded paid claims or the contracts are commuted. As of December 31, 2005, the amount subject to such interest crediting was $1,050 million.

*********

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Although we are of course amenable to enhancing our disclosures in the context of the Comment Letter and the staff’s follow-up comments, these responses should not be considered an indication that we believe any disclosures in the captioned Form 10-K filing were inadequate or incorrect in any material respect.

If you have any questions or further comments, please contact the undersigned at 312-822-1222, or via fax at 312-822-2004.

Sincerely,

 /s/ D. Craig Mense

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